January 5, 2012	News Release 12 – 01

Silver Standard Announces Appointment of Chief Financial Officer

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) today announced the appointment of Gregory J. Martin as Senior Vice-President and Chief Financial Officer of the Company, effective January 31, 2012.

Most recently, Mr. Martin served as Vice-President, Business Development and Treasurer for NovaGold Resources Inc. Prior to this Mr. Martin has held executive finance roles with Finning International Inc., Zincore Metals Inc. and Placer Dome Inc. Mr. Martin holds an MBA from the University of Western Ontario’s Ivey School of Business and is a graduate of the University of British Columbia with a B.A.Sc. in Civil Engineering.

“We are pleased that Greg will be joining our executive leadership team,” said John Smith, President and CEO of Silver Standard. “Greg brings a wealth of experience and strong leadership skills to the organization. His appointment is another important step toward adding the right people and capability to the Company to deliver on our 2012 growth strategy.”

For further information contact:

Ian Chadsey
Director Investor Relations
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

Statements contained in this news release that are not historical fact, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. See the Company’s filings with the Securities and Exchange Commission or SEDAR for a complete list of such risks and uncertainties.